JEFFREY R. VETTER, ESQ.	September 20, 2013	EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[**].”

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Patrick Gilmore, Accounting Branch Chief
Gabriel Eckstein, Staff Attorney
David Edgar, Staff Accountant

Re:	King Digital Entertainment plc
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted August 23, 2013
CIK No. 0001580732

Ladies and Gentlemen:

On behalf of King Digital Entertainment plc (“King” or the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2013, with respect to confidential draft no. 2 of the Registration Statement on Form F-1 (CIK No. 0001580732) confidentially submitted to the Commission on August 23, 2013 (the “Draft Registration Statement”). This letter is being submitted together with confidential draft no. 3 of the Draft Registration Statement (“Draft No. 3”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 3 in paper format, marked to show changes from the Draft Registration Statement as previously confidentially submitted. In addition to revising the Draft Registration Statement to address the comments raised by the Staff in its letter, the Company revised Draft No. 3 to update other disclosures, including the addition of financial statements for the six months ended June 30, 2012 and 2013.

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC-1

Securities and Exchange Commission

September 20, 2013

Summary

Overview, page 1

1.	Regarding your response to the first bullet point of prior comment 5, please revise your disclosure in the last sentence of the first paragraph to characterize the statement as your opinion or belief.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 79 of Draft No. 3.

In addition, please tell us:

•	The basis for your belief that your game development and testing process is unique, as you state in the first sentence of your response to the third bullet point;

The Company advises the Staff that it believes its game development and testing process is unique in the casual game industry based on the Company’s knowledge of other industry participants and their game development models. The Company is not aware of any other casual game developers that utilize a similar game development and testing model and is aware of only two other game companies that have the core assets available to them to operate a similar model. These companies’ current game development models differ from the Company’s: one company develops with third-party, rather than internally-developed, game IP, and the other has not successfully carried over its game IP on mobile and social platforms. Using internally-developed IP enhances the Company’s game development process because the Company can incorporate results from prior game IPs into the development of new game IPs, thereby reducing costs and increasing a game IP’s chance of success. Further, the Company’s use of its website to launch, test and analyze game IPs, followed by transitioning popular, website-tested game IPs to mobile and social platforms, demonstrates an additional aspect to its game development model that others in the industry have not replicated. Additionally, as previously described in bullet three in item 5 of our prior response, the Company uses small developer teams to create and develop game IP for comparatively lower average research and development expense and capital expenditure per new game based on the Company’s analysis of publicly available information about other industry participants. Based on this assessment, the Company has concluded that its game development and testing process is unique.

•	How you concluded in response to the last bullet point that gaming has “historically attracted women between 25 and 55,” when the supplemental information you provide does not appear to specify gender when discussing the age of gamers; and

The Company advises the Staff that while it believes that the original statement that casual gaming “historically attracted women between 25 and 55” is accurate, it has not found sufficient third-party validation of the statement and, therefore, it has revised its disclosure on page 82 of Draft No. 3 to indicate that casual gaming has historically attracted women between 35 and 50. This statement is based on third-party reports and articles, which the Company is supplementally providing to the Staff under separate cover.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 2

Securities and Exchange Commission

September 20, 2013

•	The basis for your belief as you state in response to the fifth bullet point that “a majority of [your] user base fits within” the stated demographic group.

The Company hereby clarifies its prior response and advises the Staff that a significant concentration “of its user base fits within [the previously identified] demographic group.” The Company monitors its player demographics, including age and gender, based on internally-collated metrics provided by Facebook Connect and the Company’s belief was based on analysis of those metrics.

Risk Factors

A small number of games currently generate . . . page 13

2.	We note your response to prior comment 10. Your statement in this risk factor that Candy Crush Saga accounts for “a substantial majority” of your gross bookings only suggests that it is responsible for over half of the gross bookings from your top three games. As a result, your disclosure does not appear to fully describe the level of revenue concentration and reliance on a single game. It is also unclear why you cannot expand your risk factor to quantify gross bookings accounted for by Candy Crush Saga and include additional disclosure that explains any limitations on the comparability of the data. We therefore reissue our comment.

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of Draft No. 3 to note that Candy Crush Saga has accounted for over 80% of its gross bookings in the six months ended June 30, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics, page 52

3.	You state in your response to prior comment 21 that disclosing and discussing gross bookings by geographic area would not demonstrate meaningful trends. The table on page F-19, however, shows a consistent increase in revenues for your locations outside North America. In addition, revenues from locations such as Germany, the U.K., and France appear significant when compared to Total Revenue. While we note the last paragraph of your response regarding adjusted EBIT, it is unclear why disclosure of gross bookings by geography would not provide material information to investors. Please advise or revise.

In response to the Staff’s comment, the Company has revised its disclosure on page 52 of Draft No. 3 to note that gross bookings from North America comprised 52% of total gross

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 3

Securities and Exchange Commission

September 20, 2013

bookings in the six months ended June 30, 2013, and that no other country, other than the United Kingdom, represented more than 10% of gross bookings in the six months ended June 30, 2013. The Company intends to report gross bookings for other countries that contribute more than 10% of the Company’s gross bookings in the future.

4.	Please disclose the first sentence in your response to prior comment 22, which pertains to how you use mobile gross bookings.

In response to the Staff’s comment, the Company has revised its disclosure on page 52 of Draft No. 3.

Key Financial Metrics, page 52

5.	We note your response to prior comment 24 that player retention is not as meaningful a metric as the other key operating metrics discussed in this section. It is unclear from your response whether this is a key operating metric used by management, especially given your statement that retention is part of your business model. Please tell us whether and the extent to which management uses retention rates to monitor its business.

The Company advises the Staff that, while long-term player satisfaction is important to its business model, management does not specifically utilize any single, specific player retention metric as a method for evaluating its achievement of this objective or in comparing its operations in different financial reporting periods, nor has management identified any such metric that would in isolation provide meaningful insight into the current or historical status of this long-term objective. Management, instead, reviews a number of quantitative and qualitative metrics across multiple variables and time frames to assess the trends and quality in its games, and management focuses on the overall size of the user base and monetization of the aggregate user base through the key metrics noted in the Draft Registration Statement.

Results of Operations

Years Ended December 31, 2010, 2011 and 2012

Revenue, page 62

6.	In your response to prior comment 27 you indicate that “access to content” is considered a consumable virtual item since it allows a player to progress through the next level at the time of purchase. We further note that you do not have any performance obligation for consumable virtual items. Please tell us how you concluded that you have no ongoing implicit performance obligation for access to additional content purchased by players. Also, tell us whether players who purchase virtual items have any recourse in the event that you fail to deliver the game content.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 4

Securities and Exchange Commission

September 20, 2013

The Company advises the Staff that during game play, a player regularly reaches points where progression to new levels is blocked until they take action to gain access to the next episode of levels and, therefore, progress through the game. A player can choose from three options: purchase a virtual item to immediately gain access, perform a series of quests, or request help from friends through social media channels. At the time of purchase of the “access to content” consumable virtual item, the Company immediately provides access to the next level and has no further performance obligations. On average, less than 10% of players choose to purchase access as opposed to the alternative free methods available to them.

Each new episode gives access to levels that have already been created and are available immediately. Therefore, a situation should not arise where game content is not delivered upon purchase of an “access to content” virtual item.

7.	We note your response to prior comment 30 where you indicate that you do not consider revenue from individual platform providers to be relevant or meaningful information. As previously requested, please revise to disclose revenues by platform provider for each period presented. In this regard, it appears that the loss of a platform provider, such as Facebook, Apple or Google, would materially harm your business.

The Company advises the Staff that it has increased the number of platforms from which its games can be accessed, adding the Amazon Kindle Store as well as KakaoTalk (for the Korean market). The Company also expects to continue adding platforms for its games to the extent those platforms provide opportunities to further distribute its games. As noted in its prior response letter, the Company believes that its marketing efforts drive its users to download its games. The platform providers simply provide a listing of the Company’s games as one of the many game offerings available for purchase through the platform’s store.

The platforms from which the Company’s games are available are “open” platforms—meaning they are available for any game developers (or non-game application developers) to distribute their products. These platforms each have thousands of applications available. For example, Apple reported that it had over 650,000 apps available in its store in 2012. Further, most of these platforms do not have negotiated arrangements with application or game developers, and any game could be posted for downloading on the platform, so long as the developer accepts the standard terms of conditions, which are usually the same terms and conditions that are applicable to all other developers on the platform. Additionally, Facebook reported that it generated over $400 million in revenue in the six months ended June 30, 2013 through its platform of applications and Apple reported that it generated nearly $4 billion in revenue from its online store in its most recent quarter. Given the nature of this distribution model, the Company does not believe that it is likely that it or other game developers would lose the ability to distribute games or other applications through these platforms. Therefore, the Company believes that quantifying the sources from which its games are purchased would suggest a dependency that does not present a risk that is reasonably likely to manifest itself.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 5

Securities and Exchange Commission

September 20, 2013

8.	We further note that in your response to prior comment 30 it appears revenues earned from your own website only relates to tournament games. Please confirm that this is accurate for each period presented or whether you currently or historically earned revenue from virtual goods on your website.

The Company supplementally advises the Staff that the revenues earned from its own website are primarily linked to tournament games for each period presented. Consumable virtual items (e.g., clothing or accessories for a player’s online avatar) are available for purchase on the King.com website; however, these have not contributed more than 2% of website revenue over any of the periods presented.

Additional Developments Regarding Quarterly Financial Results

Cash and Cash Equivalents, page 66

9.	We note your response to prior comment 32 where you indicate that all of your cash is held by non-Irish subsidiaries and you do not expect to incur significant income tax expense if cash is repatriated. Please explain in further detail why you do not expect to incur significant tax consequences in the event of repatriation. In this regard, tell us whether the statutory rate of Ireland is lower than each of the statutory rates of the non-Irish subsidiaries where cash is currently held.

The Company advises the Staff that it does not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment. Accordingly no tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries.

Share-based Payments

Valuation of Our Ordinary Shares, page 74

10.	We note your response to prior comment 37 where you indicate that your enterprise valuations were determined using a discounted cash flow model (“DCFM”) and the implied earnings multiples derived using the DCFM were compared to multiples of comparable public companies and comparable transactions. Please tell us the implied multiples derived in your DCFM valuations and how the multiples compared to those of the comparable public companies, including the names of such companies, and comparable transactions at each valuation date.

The Company advises the Staff that the DCFM was the only approach used to determine the enterprise valuations. The Company compared the implied earnings multiples derived from the DCFM analysis to multiples observed in the comparable quoted companies below to evaluate the reasonableness of the results of the DCFM. The DCFM resulted in higher implied multiples than market multiples during periods of rapid forecasted growth in 2012 because the market multiples are representative of steady growth. As the company forecasts more stable growth in 2013 and future years, the multiples become increasingly comparable.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 6

Securities and Exchange Commission

September 20, 2013

The comparable companies used at each valuation date:

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

The table attached as Annex A hereto shows the multiples derived from the DCFM valuations, and the mean and median year 1 and year 2 comparable public-company multiples at each valuation date.

11.	We note your response to prior comment 38 and your revised disclosure where you include historical revenue growth rates and indicate that such rates “formed the basis of management forecasts.” Please clarify whether the actual growth rates were used in your forecast or whether you used projected growth rates. To the extent that projected growth rates were used, and the projected growth rates deviated from historical growth rates, please revise to disclose the projected growth rates.

The Company has revised its disclosures on pages 74, 75 and 76 of Draft No. 3 to remove the previously included historical growth rates and, in lieu thereof, has included qualitative disclosure regarding the changes in the projected growth rates used by the Company as compared to the historical growth rates that were used. The Company believes that providing the qualitative information allows investors to understand the relative impact of its growth and projected changes in the Company’s growth rates without disclosing detailed prospective financial information. Management of the Company prepared the projected growth rates based on what it believed were reasonable expectations, beliefs, opinions and assumptions at the time such projections were made during a time when its business was rapidly growing and changing. While the Company believes these projected growth rates were appropriate for the preparation of valuations for which they were used and reflect management’s best estimates of its near term projected growth based on how its business was changing, these were not prepared with a view towards public disclosure and, because of the extreme growth the Company has experienced, the Company believes that disclosing such prospective financial information is not appropriate and could mislead investors by causing them to believe the Company would continue to experience such high growth rates on a sustained basis.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 7

Securities and Exchange Commission

September 20, 2013

12.	We note your response to prior comment 39 where you indicate that up until March 31, 2013, you used an iterative equity waterfall model (“waterfall”) to allocate value to each class of shares and thereafter, you used a blend or hybrid of the waterfall and option pricing models. As previously requested, please clarify your basis for the use of this methodology. As part of your response, please tell us what consideration was given to other allocation methodologies and why you believe the use of a waterfall method, also known as a current value method, is appropriate in your circumstances and stage of development.

The Company advises the Staff that it considered the appropriateness of each of the four methodologies outlined by the AICPA Practice Aid for allocating the value of a company to various classes of shareholders. The use of a current value method (“CVM”) coupled with an option pricing model method (“OPM”) was determined to be the most appropriate, as summarized below:

•	For share-based awards the CVM is used for the allocation of the enterprise value in the waterfall (the waterfall also allocates the enterprise values to option awards, as discussed in the two points below). The CVM is appropriate because the share awards have no “optionality” (i.e., they have no exercise price or hurdle and the Company’ equity has no leverage in an IPO waterfall scenario).

•	For option-based awards made to employees up until the end of the first quarter of 2013, the exercise price of the options and the hurdles attaching to the D1 ordinary shares and D2 ordinary shares were negligible and, therefore, effectively had the same economics as share awards and limited optionality. As a result, the CVM was also considered to be the most appropriate allocation method over this period.

•	From April 2013, the exercise price of the D1 Share Options increased, which added option-based features into the award (leverage). The Company considered the probability weighted expected return method (“PWERM”), but this would have involved making estimations of future enterprise values at IPO, which was and is highly uncertain. Therefore, the Company used the OPM model. Furthermore, IFRS 2 specifically recommends the use of the OPM in the valuation of share-based options as traded options with similar terms and conditions do not exist.

13.	We note your response to prior comment 40 and your revised disclosures with regard to the set of comparable publicly traded companies used in your valuations. As previously requested, please revise to disclose any limitations or uncertainties over the comparability of these companies.

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Draft No. 3.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 8

Securities and Exchange Commission

September 20, 2013

Business

Our Games, page 86

14.	Please disclose the number of daily games played for your Papa Pear Saga and Pyramid Solitaire Saga.

In response to the Staff’s comment, the Company has revised its disclosure on pages 90 and 91 of Draft No. 3.

Key Strategies, page 96

15.	We note your response to prior comment 48 where you disclose the three platforms through which you currently offer your games. Please expand to explain your expansion strategy with regard to mobile platforms, in accordance with our comment. In your revision, you should also clarify what you mean by “major platforms worldwide, subject to critical mass.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 95 of Draft No. 3.

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition

(b) Virtual Items, page F-15

16.	We note your response to prior comment 57. In your response, with regard to the sale of virtual items on Facebook, you indicate that discounts on Facebook credits “could affect the ultimate price received for the sale of a virtual item.” Please tell us whether you have visibility into the timing, magnitude and frequency of discounts offered by Facebook for purchases of Facebook credits. To the extent the actual gross revenues received for the sale of virtual items is not known to you, as a result of discounts offered by Facebook, please explain in further detail how you concluded that Facebook’s portion of the revenues can be reliably measured.

The Company advises the Staff that it has visibility into the timing, magnitude and frequency of discounts given by Facebook that are absorbed by the Company. Facebook reports all purchases of virtual items that are made with Facebook credits within game play to the Company on a daily and monthly basis.

In the beginning of 2011, discounts provided by Facebook were in the form of free Facebook credits provided to Facebook users that could be redeemed in the Company’s games.

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 9

Securities and Exchange Commission

September 20, 2013

No revenue was recognized and no payments were received for these discounted credits. Therefore, the free credits could affect the ultimate price received on the sale of these items. However, less than 5% of purchases of King virtual items on Facebook included the redemption of free Facebook credits. Further, the Company had the ability to reliably measure the use of credits through the aforementioned daily reporting received from Facebook.

In 2012 and 2013, the number of the Company’s virtual items which included the redemption of free Facebook credits decreased to less than 1% of purchases.

The Company further advises the Staff that virtual items purchase activity on the Facebook platform is also monitored directly by the Company. Purchase activity and other relevant user data points are communicated via internal game tracking feeds directly to the Company’s data warehouse. The Company reconciles the data reported by Facebook to that collected internally to assess accuracy.

*     *     *

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 10

Securities and Exchange Commission

September 20, 2013

Should the Staff have additional questions or comments regarding the foregoing responses, please do not hesitate to contact me at (650) 335-7631 or in my absence, James Evans at (206) 389-4559.

Sincerely yours, /s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

Stephane Kurgan, Chief Operating Officer

Robert Miller, Chief Legal Officer

King Digital Entertainment plc

Mark C. Stevens, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Katharine A. Martin, Esq.

Robert Sanchez, Esq.

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Jass Sarai

Giles Hawthorne

Jennifer Harper

PricewaterhouseCoopers LLP

Attachment:	Annex A

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 11

Securities and Exchange Commission

September 20, 2013

Annex A

[**]

CONFIDENTIAL TREATMENT REQUESTED BY

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC- 12